December 3, 2018

VIA EMAIL

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:	Mitchell Austin, Staff Attorney

Re:	Pareteum Corporation

Registration Statement on Form S-3

Filed October 19, 2018

File No. 333-227912

Dear Mr. Austin:

On behalf of Pareteum Corporation (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities & Exchange Commission’s Division of Corporate Finance Staff (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of November 19, 2018. For ease of reference, the Staff’s comments are repeated below and are followed by the Company’s responses, in italics.

Form S-3 filed October 19, 2018 General

1.	You disclose here that your "blockchain-enabler platform is focused on delivering enabling technology to all of [your] customers and partners" and that the platform will "change how [your] customers leverage blockchain technology, and will include support for smart-contracts and cryptocurrencies." Please revise to describe how your blockchain- enabler platform will include support for smart-contracts and cryptocurrencies and address the current stage of development of your blockchain-enabler platform, including whether you are currently offering this platform to your customers and whether you are generating any revenue from it. Also, address whether your blockchain-enabler platform is or will be dependent on another blockchain and, if so, the risks and challenges related to such reliance. Lastly, ensure that you discuss any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on your results of operations or financial condition.

Division of Corporation Finance Pareteum Corporation December 3, 2018 Page 2

Response:

When mobile phone subscribers interact with their service providers to pay them they are typically connecting through a payment “gateway.” These payment gateways are common in all forms of ecommerce platforms. Many of these payment gateways have recently added support for blockchain settlement systems and crypto currency. As a software vendor we have developed a pseudo-enterprise resource planning cloud – a software suite for accounting and other services. To date, blockchain in this example is only used to allow for the deployment of a payment gateway to mobile phone subscribers, allowing customers to extend into a dual purpose payment gateway and deploy their own or existing blockchain functionality. We are not involved in any blockchain transactions, we merely facilitate the mechanism by which a mobile phone subscriber can use any form of payment their service provider will accept.

To date presumably due to the fluctuation of crypto currency we don’t believe any services have been launched as of yet that will accept crypto currency for payment. We currently generate no revenue from customers utilizing this platform for blockchain-related services and do not plan to do so in the future. We do not believe this previously-proposed offering is material to our business at this time.

2.	Page 10 of your blockchain-enabler platform whitepaper dated January 31, 2018 suggests that your blockchain-enabler platform will allow your customers to deploy a cryptocurrency payment gateway and deploy their own or existing digital tokens. We also note the statement on page 11 of the whitepaper that you are "investigating a mining solution for customers who wish to make use of the TEAX token blockchain." Please tell us whether your business entails, or will entail, the creation, issuance or use of digital assets and, if so, how these digital assets will be used. Additionally, clarify whether your business entails, or will entail, solutions that provide transaction verification services (e.g., mining or forging services) to your customers.

Response:

We had outlined several use cases in the future that mobile phone service providers might consider including them generating their own crypto-currency. We have no plans to engage in any crypto currency mining, have no plans to create our own digital currency and have no plans to act as a verification service for digital currency only to provide access to existing functionality for our customers using the power of blockchain.

3.	Your blockchain-enabler platform whitepaper discusses your relationship with AirFox, a cryptocurrency provider. Please describe any agreements you have with AirFox and tell us what services AirFox provides to the company.

Response:

We formed a partnership with AirFox originally during a time in which AirFox planned to utilize their platform to for advertising-sponsored mobile phone service. AirFox asked us to act as a referral to our customers for their service.

Though we continue to maintain a professional relationship with AirFox and have not terminated our partnership arrangement with AirFox at this time, AirFox has not deployed any mobile-phone related services and has discontinued this portion of their business for the time being. We have not and do not plan in the near future to generate any revenue from our relationship with AirFox.

Division of Corporation Finance Pareteum Corporation December 3, 2018 Page 3

Incorporation of Documents by Reference, page 29

4.	Please specifically incorporate by reference each report filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2017, including each quarterly report on Form 10-Q and each current report on Form 8-K that was filed after December 31, 2017.

Response:

We have specifically incorporated by reference each report requested above into the Amendment No.1 of the Company’s Registration Statement on Form S-3.

Selling Stockholders, page SS-5

5.	You disclose here that certain of the resale shares relate to shares of common stock that are issuable to certain of the selling stockholders upon the exercise of warrants. However, it is unclear how the selling stockholders acquired these warrants. Please revise to describe the transactions in which each selling stockholder acquired the warrants and ensure you revise footnote 7 to the fee table to define "the Offering." Additionally, please file or incorporate by reference any agreements related to the selling stockholders' purchase of the warrants.

Response:

We have specifically described each transaction in which each selling stockholder acquired the warrants and filed and incorporated by reference all agreements related to the selling stockholders’ purchase of the warrants.

6.	Please ensure that you disclose the nature of any position, office or other material relationship which any selling stockholder has had with you within the past three years.

Response:

We have disclosed the material relationship the selling stockholder has had with the Company within the past three years in the footnotes to the Selling Stockholder Table.

Division of Corporation Finance Pareteum Corporation December 3, 2018 Page 4

Exhibits

7.	You disclose that you are registering debt securities and note that "an indenture has been filed as an exhibit to the registration statement." As we were unable to locate the indenture exhibit, please file a form of indenture as an exhibit with your next amendment. For further guidance, consider Interpretations 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response:

We have submitted a form of the indenture as Exhibit 4.5 to the Amendment No.1 of the Company’s Registration Statement on Form S-3.

Sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio, Esq.